     The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-40734

                             SUBJECT TO COMPLETION

            PRELIMINARY PROSPECTUS SUPPLEMENT DATED FEBRUARY 9, 2001

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JULY 21, 2000)

                                  $250,000,000

                                     [LOGO]

                           SMITH INTERNATIONAL, INC.

                                % SENIOR NOTES DUE 2011
                             ----------------------

     We will pay interest on the notes on           and           of each year,
beginning             , 2001. The notes will mature on        , 2011. We may
redeem some or all of the notes at any time. We describe the redemption prices under "Description of the Notes -- Optional Redemption" on page S-9 of this prospectus supplement. We will also pay accrued interest to the date of any redemption.

     The notes will be unsecured and will rank equally with all of our other senior indebtedness. The notes will be effectively junior to our secured indebtedness and to all indebtedness and other liabilities of our subsidiaries. The notes will not be entitled to the benefit of any sinking fund.

     INVESTING IN THE NOTES INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.
                             ----------------------

                                                            PER NOTE              TOTAL
                                                            --------              -----
Public offering price(1)................................       %                    $
Underwriting discount...................................       %                    $
Proceeds, before expenses, to Smith International,
  Inc. .................................................       %                    $

     (1) Plus accrued interest from           , 2001, if settlement occurs after
         that date

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through The
Depository Trust Company on or about           , 2001.
                             ----------------------

MERRILL LYNCH & CO.

                 JP MORGAN

                                                      MORGAN STANLEY DEAN WITTER

                             ----------------------
          The date of this prospectus supplement is February   , 2001.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----

Summary.....................................................   S-3
Use of Proceeds.............................................   S-7
Capitalization..............................................   S-8
Description of the Notes....................................   S-9
Underwriting................................................  S-13
Legal Matters...............................................  S-14
                            PROSPECTUS
About the Prospectus........................................     2
Where You Can Find More Information.........................     2
Forward-Looking Statements..................................     3
The Company.................................................     3
Risk Factors................................................     4
Use of Proceeds.............................................     5
Ratio of Earnings to Fixed Charges..........................     5
Prospectus Supplement.......................................     5
Description of Capital Stock................................     6
Description of Debt Securities..............................    10
Description of Units........................................    18
Plan of Distribution........................................    18
Legal Matters...............................................    19
Experts.....................................................    19

                             ----------------------

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of the respective dates on the front of those documents or earlier dates specified therein. Our business, financial condition, results of operations and prospects may have changed since those dates.
                             ----------------------

     In this prospectus supplement, the terms "our company," "we," "our" and "us" refer to Smith International, Inc. and its consolidated subsidiaries, unless the context indicates otherwise or unless otherwise noted. The term "you" refers to a prospective investor.

                                    SUMMARY

     The following information should be read together with the information contained in other parts of this prospectus supplement and in the accompanying prospectus. You should carefully read this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference to fully understand the terms of the notes as well as other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the "Risk Factors" section beginning on page 4 of the accompanying prospectus to determine whether an investment in the notes is appropriate for you.

                           SMITH INTERNATIONAL, INC.

     We are a leading worldwide supplier of premium products and services to the oil and gas exploration and production industry, the petrochemical industry and other industrial markets. Our comprehensive line of technologically-advanced products and engineering services includes drilling and completion fluid systems, solids-control equipment, waste-management services, three-cone and diamond drill bits, fishing services, drilling tools, underreamers, casing exit and multilateral systems, packers and liner hangers. We also offer supply-chain management solutions through an extensive branch network providing pipe, valves, fittings, mill, safety and other maintenance products.

     We aggregate our operations into two reportable segments. Our Oilfield Products and Services segment includes the following operations which provide products and services throughout the world:

     - M-I provides drilling and completion fluid systems and services, solids-control equipment and waste management services;

     - Smith Bits manufactures and sells three-cone and diamond drill bits; and

     - Smith Services manufactures and markets products and services used in drilling, workover, well completion and well re-entry operations.

     Our Distribution segment operates predominately in North America offering supply-chain management solutions through an extensive branch network, providing pipe, valves, fittings, mill, safety and other maintenance products.

     We were incorporated in the State of California in January 1937 and reincorporated under Delaware law in May 1983. Our executive offices are headquartered at 16740 Hardy Street, Houston, Texas 77032 and our telephone number is (281) 443-3370.

                              RECENT DEVELOPMENTS

ACQUISITIONS

     M-I is our majority-owned subsidiary that we operate through a joint venture with Schlumberger Limited. During the fourth quarter of 2000, M-I announced the following two acquisitions:

     - On November 30, 2000, M-I acquired the drilling fluid and solids control assets of Bolland & Cia. S.A. Bolland & Cia is a privately-held company based in Buenos Aires, Argentina. During 1999, the acquired operations generated revenues of approximately $25 million.

     - On December 15, 2000, M-I acquired Emerson's Sweco Division. Sweco manufactures, markets and services specialty separation equipment. During the twelve months ended September 30, 2000, Sweco reported revenues of approximately $55 million.

The two M-I acquisitions resulted in incremental borrowings by us of $78.9 million under our revolving credit facilities and a negotiated short-term loan facility.

     On January 31, 2001, we acquired substantially all of the U.S. net assets of Van Leeuwen Pipe and Tube Corporation. Van Leeuwen is a distribution company based in Houston, Texas that serves the refining, petrochemical and power generation industries. Van Leeuwen reported fiscal 2000 revenues of approximately $190 million. The Van Leeuwen acquisition was financed utilizing $41.1 million borrowed under a negotiated short-term loan facility. In connection with the transaction, we also acquired certain inventories to be liquidated in exchange for a non-interest bearing note to be issued to Van Leeuwen for approximately $11.6 million.

FINANCIAL RESULTS

     On January 31, 2001, we announced financial results for the three months and year ended December 31, 2000. Net income in the fourth quarter was $26.0 million, or $0.52 per share on a diluted basis, on revenues of $759.9 million. Due to the continuing improvement in worldwide drilling activity, the results were significantly above the prior year period which had net earnings of $6.3 million, or $0.13 per share on a diluted basis, on revenues of $537.9 million.

     For the year ended December 31, 2000, we reported net income of $72.8 million, or $1.45 per share on a diluted basis, on revenues of $2.8 billion. After excluding the impact of the non-recurring gain recorded in the prior year, net operating earnings for 1999 were $11.7 million or $0.24 per share on a diluted basis, on revenues of $1.8 billion.

                                  THE OFFERING

Securities Offered.........  $250 million principal amount of   % Senior Notes
                             due 2011

Maturity Date..............              , 2011

Interest Payment Dates.....            and           of each year, commencing
                                       , 2001.

Redemption.................  The notes will be redeemable in whole or in part, at our option at any time, at redemption prices as set forth in this prospectus supplement under "Description of the Notes -- Optional Redemption."

Ranking....................  The notes will:

                             - be our senior unsecured indebtedness

                             - rank equally in right of payment with all our
                               other senior indebtedness

                             - be senior in right of payment to all our
                               subordinated indebtedness and

                             - be effectively junior in right of payment to our
                               secured indebtedness and to all indebtedness and other liabilities of our subsidiaries

Ratings....................  The notes have been assigned preliminary ratings of:

                             - BBB+ by Standard & Poor's Ratings Services

                             - Baa1 by Moody's Investors Service, Inc. and

                             - BBB+ by Fitch, Inc.

                             These agencies will continue to monitor our debt ratings and will make future adjustments to the extent warranted. A rating reflects only the views of the agency and is not a recommendation to buy, sell or hold the notes. We cannot guarantee that these ratings will be retained for any given period of time, and they may be revised downward or withdrawn entirely by any of the agencies if, in its judgment, circumstances so warrant. Any downward revision or withdrawal of any rating may have an adverse effect on the market price or marketability of the notes.

Covenants..................  We will issue the notes under an indenture containing two principal restrictive covenants for your benefit. These covenants restrict our ability to:

                             - incur indebtedness secured by liens and

                             - engage in sale/leaseback transactions

Use of Proceeds............  We intend to use the net proceeds of approximately
                             $     million to repay short-term borrowings and
                             indebtedness under our revolving credit agreements.

No Public Market...........  There is no existing market for the notes. We cannot provide any assurance about:

                             - the liquidity of any markets that may develop for
                               the notes

                             - your ability to sell the notes or

                             - the prices at which you will be able to sell the
                               notes

                             Future trading prices of the notes will depend on many factors, including prevailing interest rates, our operating results, ratings of the notes, and the market for similar securities. The underwriters have advised us that they presently intend to make a market in the notes after completion of the offering. The underwriters do not, however, have any obligation to do so, and they may discontinue any market-making activities at any time without any notice. In addition, we do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes in any automated dealer quotation system.

                                  RISK FACTORS

     Investing in the notes involves risks. You should carefully consider, in addition to the other information contained in, or incorporated by reference into, this prospectus supplement or the accompanying prospectus, the risks that are described in the "Risk Factors" section beginning on page 4 of the accompanying prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth financial information of our company. You should read the following table in conjunction with the consolidated financial statements and notes to the consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                                                   NINE MONTHS
                                               YEARS ENDED DECEMBER 31,                        ENDED SEPTEMBER 30,
                            --------------------------------------------------------------   -----------------------
                               1995         1996         1997         1998         1999         1999         2000
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..................  $1,270,478   $1,651,906   $2,167,952   $2,118,715   $1,806,153   $1,268,258   $2,001,131
Cost of revenues..........     914,603    1,179,178    1,515,353    1,489,656    1,338,213      939,398    1,469,961
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Gross profit..............     355,875      472,728      652,599      629,059      467,940      328,860      531,170
Operating expenses........     263,259      323,943      403,653      421,250      402,407      287,617      397,716
Non-recurring items.......          --           --           --       82,500      (83,999)     (83,999)          --
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Operating income..........      92,616      148,785      248,946      125,309      149,532      125,242      133,454
Interest expense, net.....      14,115       19,040       28,991       43,371       38,773       31,188       26,077
Income tax provision......      13,604       31,615       59,109       26,279       47,865       42,044       36,219
Minority interests........      15,809       24,833       39,517       21,590        6,170        1,565       24,387
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income................  $   49,088   $   73,297   $  121,329   $   34,069   $   56,724   $   50,445   $   46,771
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========
Earnings per share:
  Basic...................  $     1.05   $     1.55   $     2.55   $     0.71   $     1.17   $     1.04   $     0.94
  Diluted.................        1.04         1.53         2.52         0.70         1.15         1.03         0.93
OTHER DATA:
Depreciation and
  amortization............  $   33,387   $   40,948   $   58,553   $   70,316   $   76,037   $   56,610   $   59,600
Ratio of earnings to fixed
  charges(1)..............        5.35         6.49         7.52         2.68         3.50         3.66         4.55
Capital expenditures,
  net(2)..................  $   29,616   $   69,534   $   98,679   $  102,761   $   38,852   $   28,629   $   55,022

                                                     DECEMBER 31,                                 SEPTEMBER 30,
                            --------------------------------------------------------------   -----------------------
                               1995         1996         1997         1998         1999         1999         2000
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets............  $  633,271   $  842,122   $1,073,353   $  997,155   $1,054,780   $1,009,032   $1,251,757
Total assets..............     881,137    1,287,262    1,672,499    1,758,988    1,894,575    1,848,240    2,117,768
Current liabilities.......     252,994      388,764      473,372      693,300      457,318      426,559      585,983
Total debt................     172,585      341,926      463,102      714,076      397,431      383,877      460,861
Shareholders' equity......     377,829      454,269      572,045      634,034      720,220      713,792      789,838

---------------

(1) For purposes of computing the ratio of earnings to fixed charges: "earnings" consist of "income before income taxes and minority interests," which includes earnings allocable to the minority interest ownership partners, plus fixed charges. "Fixed charges" consist of interest expensed and capitalized, amortized discounts and capitalized expenses related to indebtedness and the portion of rental expense estimated to represent a reasonable approximation of the interest component.

(2) Capital expenditures are presented net of any proceeds arising from lost-in-hole sales and sales of fixed asset equipment replaced.

                                USE OF PROCEEDS

     We expect the net proceeds from the offering to be approximately $       .
We intend to use the net proceeds to repay short-term borrowings and outstanding indebtedness under our revolving credit agreements.

     As of the date of the offering, we have various indebtedness that matures during the next 90 days. These borrowings include a $30.0 million note payable to insurance companies, a $50.0 million note payable to an affiliate of Merrill Lynch & Co. and $35.0 million of borrowings under a note payable to an affiliate of Chase Securities Inc. The note payable to the insurance companies carries interest at 7.24% and matures on April 2, 2001. The notes payable to the affiliates of Merrill Lynch & Co. and Chase Securities Inc. mature no later than March 30, 2001 and bear interest at rates ranging from LIBOR plus 50 basis points to LIBOR plus 75 basis points.

     Additionally, we have a $120.0 million credit facility and guarantee an $80.0 million credit facility utilized by our majority-owned subsidiary, M-I. Both credit facilities are unsecured and expire in December 2002. An affiliate of Chase Securities Inc. is a lender and agent bank with respect to each of these credit facilities. At September 30, 2000, total borrowings outstanding under these two facilities equaled $111.7 million and had a weighted average interest rate of 6.73% for the nine months ended September 30, 2000.

     We have used the outstanding debt we expect to repay from the net proceeds of the offering to finance acquisitions, working capital requirements and capital expenditures.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of September 30, 2000 on a historical basis. The table also includes amounts on a pro forma basis for acquisitions made by us subsequent to September 30, 2000 and on an as adjusted basis to reflect the offering and the anticipated application
of the net proceeds of $       , as described in "Use of Proceeds." You should
read this table in conjunction with our consolidated financial statements and notes to the consolidated financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                                    SEPTEMBER 30, 2000
                                                          --------------------------------------
                                                            ACTUAL     PRO FORMA     AS ADJUSTED
                                                          ----------   ----------    -----------
                                                          (IN THOUSANDS, EXCEPT PAR VALUE DATA)
Cash and cash equivalents...............................  $   33,669   $   33,669    $   40,937
                                                          ==========   ==========    ==========
Short-term debt.........................................  $  114,965   $  208,665(1) $   93,665
                                                          ==========   ==========    ==========
Long-term debt:
  Notes payable to insurance companies..................  $   71,778   $   71,778    $   71,778
  Bank revolvers payable................................     111,700      151,297(1)         --(2)
  Term loans and other..................................      13,137       16,037(1)     16,037
  Public notes..........................................     149,281      149,281       399,281
                                                          ----------   ----------    ----------
          Total long-term debt..........................     345,896      388,393       487,096
                                                          ----------   ----------    ----------
Minority interests......................................     339,622      361,222(1)    386,862(2)
Shareholders' equity:
  Preferred stock, $1 par value; authorized 5,000
     shares; no shares issued and outstanding...........          --           --            --
  Common stock, $1 par value; authorized 60,000 shares;
     issued and outstanding 50,414 shares...............      50,414       50,414        50,414
  Additional paid-in capital............................     381,624      381,624       381,624
  Less treasury securities, 656 common shares...........      (7,702)      (7,702)       (7,702)
  Retained earnings.....................................     384,280      384,280       384,280
                                                          ----------   ----------    ----------
          Total.........................................     808,616      808,616       808,616
                                                          ----------   ----------    ----------
          Total capitalization..........................  $1,494,134   $1,558,231    $1,682,574
                                                          ==========   ==========    ==========

---------------

(1) Reflects the impact of borrowings associated with acquisitions made by us subsequent to September 30, 2000, as if the transactions occurred on that date. The pro forma amounts also reflect a capital contribution by M-I's minority partner in connection with an acquisition.

(2) Our company owns 60 percent and Schlumberger owns 40 percent of M-I. The as adjusted amounts also reflect the contribution by M-I's minority partner of amounts required to retire its portion of the aggregate principal amount of indebtedness outstanding under the M-I bank credit facility anticipated to be repaid with the net proceeds of the offering.

                            DESCRIPTION OF THE NOTES

     The following description of the notes is only a summary and is not intended to be comprehensive. The description should be read together with the description of the general terms and provisions of debt securities provided under the caption "Description of Debt Securities" in the accompanying prospectus.

GENERAL

     We will issue the notes as a separate series of debt securities under an indenture dated as of September 8, 1997 that we have entered into with The Bank of New York, as trustee.

     The notes will mature on        , 2011. We:

     - will pay interest on           and           of each year, commencing
                 , 2001

     - will pay interest to the person in whose name the note is registered at the close of business on the 15th calendar day preceding the interest payment date, whether or not a business day and

     - may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register

     The notes are limited initially to $250 million in aggregate principal amount. We may, however, "reopen" this series of notes and issue an unlimited principal amount of additional notes in the future.

     We will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The notes will not be subject to any sinking fund or mandatory redemption provisions.

INTEREST

     The notes will bear interest from           , 2001 at the annual rate
stated on the cover page of this prospectus supplement. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable is not a business day, we will pay that interest on the next business day without any interest or other payment due to the delay.

RANKING

     The notes will be our senior unsecured obligations. The notes will rank equally with all of our existing and future senior indebtedness. The notes will be effectively subordinated in right of payment to the liabilities of our subsidiaries, including claims of trade creditors and tort claimants. We conduct a substantial portion of our operations through subsidiaries. Accordingly, we rely on dividends and cash advances from subsidiaries to provide funds necessary to meet our obligations, including the payment of principal and interest on the notes. The ability of any subsidiary to pay dividends or make cash advances is subject to applicable laws and the financial condition and operating requirements of such subsidiary.

     As of September 30, 2000, as adjusted to give effect to the acquisitions completed by us subsequent to September 30, 2000, the issuance of the notes and the expected use of proceeds received, we would have had $580.8 million of consolidated debt. Approximately $241.6 million of that debt would have ranked equally with the notes. Approximately $89.2 million of debt would have been secured or owed by subsidiaries and therefore effectively senior to the notes. In any liquidation, reorganization or insolvency proceeding involving us, your claim as a holder of notes will be effectively junior to the claims of holders of any debt or preferred stock of our subsidiaries.

OPTIONAL REDEMPTION

     We will have the right to redeem the notes, in whole or in part at any time, at a redemption price equal to the greater of (1) 100% of their principal amount and (2) the sum of the present values of the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury
Rate plus   basis points plus accrued and unpaid interest on the principal amount being redeemed to such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

     "Comparable Treasury Price" means with respect to any redemption date the average of three Reference Treasury Dealer Quotations for such redemption date.

     "Quotation Agent" means the Reference Treasury Dealer appointed by us.

     "Reference Treasury Dealer" means each of Merrill Lynch Government Securities Inc., Chase Securities Inc. and Morgan Stanley & Co. Incorporated and their respective successors; provided, however, that if any of the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute for it another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

     "Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15 (519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date of the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined, and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

REDEMPTION PROCEDURES

     We will provide not less than 30 nor more than 60 days' notice mailed to each registered holder of notes to be redeemed. If the redemption notice is given and funds deposited as required, then interest will cease to accrue on and after the redemption date on the notes or portions of such notes called for redemption. In the event that any redemption date is not a business day, we will pay the redemption price on the next business day without any interest or other payment due to the delay.

RESTRICTIVE COVENANTS

     We have agreed to two principal restrictions on our activities for the benefit of holders of the notes. Unless waived or amended, the restrictive covenants described in the accompanying prospectus under "Description of Debt Securities -- Certain Covenants -- Limitation on Indebtedness Secured by a Lien" and "-- Limitation on Sale and Lease-Back Transactions" will apply as long as any of the notes are outstanding.

BOOK-ENTRY DELIVERY AND SETTLEMENT

     We will issue the notes in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

     Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global notes through DTC either directly if they are participants in DTC or indirectly through organizations that are participants in DTC.

     DTC has advised us as follows:

     - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Exchange Act

     - DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates

     - direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations

     - access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly and

     - the rules applicable to DTC and its participants are on file with the SEC

     We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. None of us, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

     We expect that under procedures established by DTC:

     - upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes and

     - ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants

     The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not:

     - be entitled to have notes represented by that global note registered in their names

     - receive or be entitled to receive physical delivery of definitive notes or

     - be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee

Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

     Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

     Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

     Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

DEFINITIVE NOTES

     We will issue notes in definitive form to each person that DTC identifies as the beneficial owner of the notes represented by the global notes upon surrender by DTC of the global notes if:

     - DTC notifies us that it is no longer willing or able to act as a depositary for the global notes, and we have not appointed a successor depositary within 90 days of that notice

     - an event of default has occurred and is continuing, and DTC requests the issuance of notes in definitive form or

     - we determine not to have the notes represented by a global note

     The trustee and us will not be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

                                  UNDERWRITING

     We intend to offer the notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc. and Morgan Stanley & Co. Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

                                                                PRINCIPAL
                        UNDERWRITER                               AMOUNT
                        -----------                             ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................   $
Chase Securities Inc........................................
Morgan Stanley & Co. Incorporated...........................
                                                               ------------
             Total..........................................   $250,000,000
                                                               ============

     The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

     The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in
excess of   % of the principal amount of the notes. The underwriters may allow,
and the dealers may reallow, a discount not in excess of   % of the principal
amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     The expenses of the offering, not including the underwriting discount, are
estimated to be $            and are payable by us.

NEW ISSUE OF NOTES

     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

NASD REGULATIONS

     Because more than ten percent of the net proceeds of the offering may be paid to affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

PRICE STABILIZATION AND SHORT POSITIONS

     In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have been on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

     Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Affiliates of Merrill Lynch & Co. and Chase Securities are lenders under two of our short-term loan facilities. We intend to use the net proceeds of this offering to repay all the indebtedness incurred under these short-term loan facilities. An affiliate of Chase Securities is also a lender and agent bank with respect to our $120.0 million credit facility and the $80.0 million credit facility utilized by our majority-owned subsidiary, M-I.

                                 LEGAL MATTERS

     The validity of the notes will be passed upon for us by Neal S. Sutton, Senior Vice President, General Counsel and Secretary of our company, and by Gardere Wynne Sewell LLP, our counsel. Vinson & Elkins L.L.P., the underwriters' counsel, will issue opinions in connection with various legal matters on behalf of the underwriters. Vinson & Elkins L.L.P. represents us from time to time in matters unrelated to the offering.

PROSPECTUS

                           SMITH INTERNATIONAL, INC.

                                  $250,000,000

By this prospectus, we may offer:

                                  COMMON STOCK
                                DEBT SECURITIES
            UNITS CONSISTING OF ANY COMBINATION OF THESE SECURITIES

     These securities will have an aggregate initial offering price of up to $250,000,000 or an equivalent amount in U.S. dollars if any securities are denominated in a currency other than U.S. dollars. We may offer these securities separately or together in units and as separate series.

     We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

     YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

     Our common stock is listed on the New York Stock Exchange and the Pacific Stock Exchange under the trading symbol "SII."

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is July 21, 2000

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT THAT WE HAVE REFERRED YOU TO. WE HAVE AUTHORIZED NO ONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                             ---------------------

                               TABLE OF CONTENTS

ABOUT THE PROSPECTUS........................................    2
WHERE YOU CAN FIND MORE INFORMATION.........................    2
FORWARD-LOOKING STATEMENTS..................................    3
THE COMPANY.................................................    3
RISK FACTORS................................................    4
USE OF PROCEEDS.............................................    5
RATIO OF EARNINGS TO FIXED CHARGES..........................    5
PROSPECTUS SUPPLEMENT.......................................    5
DESCRIPTION OF CAPITAL STOCK................................    6
DESCRIPTION OF DEBT SECURITIES..............................   10
DESCRIPTION OF UNITS........................................   18
PLAN OF DISTRIBUTION........................................   18
LEGAL MATTERS...............................................   19
EXPERTS.....................................................   19

                              ABOUT THE PROSPECTUS

     This prospectus is part of a "shelf" registration statement that we have filed with the Securities and Exchange Commission. Using the shelf process, we may offer: common stock; debt securities; and units consisting of any combination of these securities. We may offer these securities in one or more offerings with a total offering price of up to $250,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add, update or change the information in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104 or 233 South Beaudry Avenue, Los Angeles, California 90012.

     This prospectus is part of a registration statement we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about our securities and us. The registration statement, exhibits and schedules are available at the SEC's public reference room or through its Web site.

     The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any supplements to this prospectus. The information filed by us with the SEC in the future will update and supersede all or some of the information that we have included in this prospectus. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed. This prospectus is part of a registration statement filed with the SEC.

     - Annual Report on Form 10-K for the year ended December 31, 1999.

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

     - Current Reports on Form 8-K filed with the SEC on March 22, 2000, April 26, 2000 and June 15, 2000.

     - The description of our common stock contained in our Registration Statement on Form 8-A, as filed with the SEC on May 20, 1959, including any amendment to that form that we may have filed in the past, or may file in the future, for the purpose of updating the description of our common stock.

     - The description of our preferred share purchase rights contained in our Registration Statement on Form 8-A, as filed with the SEC on June 15, 2000.

     We will provide you with a copy of these filings, other than exhibits to those documents, at no cost. You may request them by writing or telephoning us at Smith International, Inc., 16740 Hardy Street, Houston, Texas 77032, (281) 443-3370, Attention: Investor Relations.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes and incorporates by reference forward-looking statements within the meaning of the Securities Act and the Securities Exchange Act. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

     These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "project," "will" and similar terms and phrases, including references to assumptions. These statements are contained in this prospectus and in the documents incorporated by reference in this prospectus.

     Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. Our future results and stockholder value may differ significantly from those expressed in or implied by the forward-looking statements contained in this prospectus and in the information incorporated in this prospectus. Many of the factors that will determine these results and values are beyond our ability to control or predict. We caution you that a number of important factors could cause actual results to be different from our expectations expressed in or implied by any forward-looking statement. These factors include, but are not limited to, those discussed in "Risk Factors" beginning on page 4.

     Our management believes these forward-looking statements are reasonable. However, you should not place undue reliance on these forward-looking statements, which are based only on our current expectations. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them in light of new information or future events.

                                  THE COMPANY

     We are a leading worldwide supplier of premium products and services to the oil and gas exploration and production industry, the petrochemical industry and other industrial markets. Our comprehensive line of technologically-advanced products and engineering services includes drilling and completion fluid systems, solids-control equipment, waste-management services, three-cone and diamond drill bits, fishing services, drilling tools, underreamers, casing exit and multilateral systems, packers and liner hangers. We also offer supply-chain management solutions through an extensive branch network providing pipe, valves, fittings, mill, safety and other maintenance products.

     We aggregate our operations into two reportable segments. Our Oilfield Products and Services segment includes the following operations which provide products and services throughout the world:

     - M-I provides drilling and completion fluid systems and services, solids-control equipment and waste management services;

     - Smith Bits manufactures and sells three-cone and diamond drill bits; and

     - Smith Services manufactures and markets products and services used in drilling, workover, well completion and well re-entry operations.

     Our Distribution segment operates predominately in North America offering supply-chain management solutions through an extensive branch network, providing pipe, valves, fittings, mill, safety and other maintenance products.

     We were incorporated in the State of California in January 1937 and reincorporated under Delaware law in May 1983. Our executive offices are headquartered at 16740 Hardy Street, Houston, Texas 77032 and our telephone number is (281) 443-3370.

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN, OR INCORPORATED BY REFERENCE INTO, THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT, THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION.

WE ARE DEPENDENT UPON THE LEVEL OF OIL AND NATURAL GAS EXPLORATION AND DEVELOPMENT ACTIVITIES, AND A DECREASE IN THE LEVEL OF SUCH ACTIVITIES COULD ADVERSELY IMPACT OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

     Demand for our products and services is dependent upon the level of oil and natural gas exploration and development activities. The level of worldwide oil and natural gas development activities is primarily influenced by the price of oil and natural gas and price expectations. In addition to oil and natural gas prices, the following factors impact exploration and development activity and may lead to significant changes in worldwide activity levels:

     - Overall level of global economic growth and activity;

     - Actual and perceived changes in the supply and demand for oil and natural gas;

     - Political stability of oil-producing countries;

     - Finding and development costs of operators; and

     - Decline and depletion rates for oil and natural gas wells.

     As a result, changes in any of these factors could adversely impact our financial condition or results of operations.

WE HAVE SIGNIFICANT EXPOSURE TO MARKETS OUTSIDE OF NORTH AMERICA. LONG-TERM DISRUPTIONS IN CERTAIN MARKETS COULD ADVERSELY IMPACT OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

     We are a multinational oilfield service company and have operations in certain countries that are inherently subject to risks of war, local economic conditions, political disruption, civil disturbance and policies that may:

     - Disrupt oil and gas exploration and development activities and our operations;

     - Restrict the movement of funds and other assets;

     - Lead to U.S. government or international sanctions; and

     - Limit access to markets.

     The occurrence of any of these events could adversely impact our financial condition or results of operations.

CHANGING ECONOMIC BUSINESS CONDITIONS COULD ADVERSELY IMPACT OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS.

     Recent consolidations within the energy sector have resulted in an operating environment with a fewer number of exploration and production companies which influence a larger proportion of total worldwide spending levels. Moreover, certain operators are focusing on the adoption of procurement initiatives, including electronic commerce and global purchasing programs, in an effort to lower their overall costs. These factors could create competitive pricing pressures in certain markets in which we participate and adversely impact our financial condition or results of operations.

                                USE OF PROCEEDS

     Unless we specify otherwise in the applicable prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes, including working capital, the repayment or refinancing of our indebtedness, future acquisitions and capital expenditures. A description of any indebtedness to be refinanced with the proceeds from the sale of the securities will be set forth in the applicable prospectus supplement. Until we apply the net proceeds for specific purposes, we may invest the net proceeds in short-term or marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our unaudited ratio of earnings to fixed charges for the periods indicated are set forth below.

                                                                                      THREE MONTHS
                                                                                         ENDED
                                                    YEARS ENDED DECEMBER 31,           MARCH 31,
                                              ------------------------------------    ------------
                                              1995    1996    1997    1998    1999    1999    2000
                                              ----    ----    ----    ----    ----    ----    ----
Ratio of earnings to fixed charges(1).......  5.35    6.49    7.52    2.68    3.50    1.82    3.67

---------------

(1) For purposes of computing the ratio of earnings to fixed charges: "earnings" consist of "income before income taxes and minority interests," which includes earnings allocable to the minority interest ownership partners, plus fixed charges. "Fixed charges" consist of interest expensed and capitalized, amortized discounts and capitalized expenses related to indebtedness and the portion of rental expense estimated to represent a reasonable approximation of the interest component.

                             PROSPECTUS SUPPLEMENT

     This prospectus provides you with a general description of the common stock, debt securities and units consisting of common stock and debt securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus and, accordingly, to the extent inconsistent, such information will be superseded by the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

     The prospectus supplement to be attached to the front of this prospectus will describe:

     - the terms of any debt securities that we offer, including their title, ranking, aggregate principal amount, maturity, rate of any interest (or manner of calculation) and time of payment of principal and/or interest, any redemption or repayment terms, the currency or currencies in which such debt securities will be denominated or payable, any index, formula, or other method pursuant to which principal, premium, or interest may be determined, any terms of conversion or exchange and the form of such debt securities (registered, bearer, global and/or certificate);

     - the terms of any common shares that we offer; and

     - any initial public offering price, the purchase price and net proceeds to our company and the other specific terms related to our offering of such securities.

                          DESCRIPTION OF CAPITAL STOCK

     The following is a summary of certain matters with respect to our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. Therefore, you should read the more detailed provisions of our restated certificate of incorporation, our bylaws, as amended, and our stockholder rights plan (described below) carefully.

GENERAL

     We may offer from time-to-time shares of common stock. As of the date of this prospectus, we have authorized 60,000,000 shares of common stock, $1.00 par value, and 5,000,000 shares of preferred stock, $1.00 par value. The following description of our capital stock is subject to the applicable provisions of our restated certificate of incorporation and our bylaws, which are incorporated by reference in this prospectus.

COMMON STOCK

     We are authorized by our restated certificate of incorporation to issue 60,000,000 shares of common stock, of which approximately 50,400,561 shares were issued and outstanding as of June 28, 2000.

     The holders of shares of common stock are entitled to one vote for each share held on all matters submitted to a vote of holders of common stock. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the shares of our common stock outstanding can elect all our directors if they choose to do so. In such event, the holders of the remaining shares will not be able to elect any directors.

     Each share of our common stock is entitled to participate equally in dividends, as and when declared by our board of directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of preferred stock. The shares of our common stock have no preemptive or conversion rights, redemption provisions or sinking fund provisions. All outstanding shares of our common stock are duly and validly issued, fully paid and nonassessable.

     Our shares of common stock are listed on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "SII." Any additional shares of common stock will also be listed on the New York Stock Exchange and the Pacific Stock Exchange.

PREFERRED STOCK

     We are authorized by our restated certificate of incorporation to issue 5,000,000 shares of preferred stock, of which no shares were issued and outstanding as of June 28, 2000. Our board of directors has the authority to issue, without any further action by the stockholders, except as may be required by applicable law or stock exchange regulations, the preferred stock in one or more series, to establish from time-to-time the number of shares to be included in each series, and to fix the designations, powers, preferences and rights of the shares of each series and the qualifications, limitations and restrictions of each series.

     In connection with the stockholder rights plan, our board of directors has authorized the issuance of up to 650,000 shares of junior participating preferred stock. Upon issuance, each share of junior participating preferred stock shall be entitled to receive, when, as and if declared by our board of directors, quarterly cash dividends equal to the greater of $1 or 100 times the aggregate value of all dividends or other distributions declared on a share of common stock, other than distributions of common stock, since the last quarterly dividend payment date. The multiple of 100 is subject to antidilution adjustments for stock dividends and stock splits.

     Each share of junior participating preferred stock is entitled to 100 votes, subject to antidilution adjustments, on all matters submitted to a vote of our stockholders, voting together as one class with the common stock.

     Except as required by applicable law, holders of our junior participating preferred stock have no other special voting rights. Whenever dividends or distributions on the junior participating preferred stock are in arrears, the stockholder rights plan prohibits us from declaring or paying dividends or distributions on, and prohibits us and any subsidiary from redeeming or acquiring for value, any stock ranking junior as to dividends or upon liquidation except in exchange for shares ranking junior to the junior participating preferred stock. During any arrearage, we may declare or pay dividends on stock ranking on a parity with the junior participating preferred stock as to dividends or upon liquidation only if we declare or pay dividends ratably with the junior participating preferred stock. During any arrearage, the stockholder rights plan prohibits us and any subsidiary from redeeming or acquiring for value any parity stock or any junior participating preferred stock, except pursuant to an offer to purchase the junior participating preferred stock and parity stock on terms our board of directors determines to be fair and equitable. The junior participating preferred stock shall not be redeemable.

     The junior participating preferred stock ranks junior to all other series of our preferred stock and senior to the common stock as to the payment of dividends and the distribution of assets, unless the terms of any series provides otherwise.

     Upon our liquidation, dissolution or winding up, the junior participating preferred stock is entitled to a liquidation preference of $100 per share plus any accrued but unpaid dividends, subject to the prior rights of any series of preferred stock ranking in liquidation senior to the junior participating preferred stock. In the event of any shortfall in the assets available for distribution, we shall make any liquidating distribution ratably to the junior participating preferred stock and any other series of preferred stock ranking on a parity in proportion to their relative liquidation preferences. Following any payment, we may not make additional liquidating distributions on the junior participating preferred stock until each share of common stock shall have received a distribution equal to the junior participating preferred stock liquidation preference divided by 100, subject to antidilution adjustments. Thereafter, we shall distribute any remaining assets to each share of junior participating preferred stock and each share of common stock in the ratio of 100 to 1, subject to antidilution adjustments.

STOCKHOLDER RIGHTS PLAN; CERTAIN OTHER ANTI-TAKEOVER PROVISIONS

     On June 8, 2000, our board of directors adopted a stockholder rights plan. The rights plan provides for a dividend distribution of one preferred stock purchase right for each outstanding share of common stock to stockholders of record on June 20, 2000. Each right entitles the holder to purchase from us at any time on or after the distribution date (as described below) and prior to the occurrence of a triggering event (as described below) one-hundredth of a share of the junior participating preferred stock at an exercise price of $350, subject to adjustment. The rights are exercisable beginning on the distribution date, which is the earlier of ten business days after the date on which:

     - there is a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of our common stock; or

     - a person commences a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of our common stock.

     If any person or group becomes an acquiring person, except pursuant to a qualifying offer, including a tender offer or an exchange offer for all outstanding shares of common stock at a price and on terms determined by at least a majority of our independent directors to be at a price that is fair to the stockholders and otherwise in our best interests and the best interests of our stockholders, then each right will thereafter entitle the holder to receive, upon exercise, a number of shares of common stock, or cash, property or other securities of ours, having a value equal to two times the exercise price of the right, except that any rights beneficially owned by the acquiring person shall be null and void. Additionally, at any time after the date a person becomes an acquiring person, or a triggering event occurs, including an event under which we are acquired in a merger or other business combination transaction, other than a qualifying offer, in which we are not the surviving corporation, or we sell or transfer 50% or more of our assets or earning power, each right, other than rights previously voided, will entitle its holder to purchase, at the right's then current exercise price, shares of common stock of the acquiring person having a value of twice the right's exercise price.

     Until the distribution date, the rights will be evidenced by the common stock certificates, and the surrender or transfer of any certificates for common stock will also constitute the surrender or transfer of the rights associated with that common stock. The rights are not exercisable until the distribution date and will expire on June 8, 2010, unless we redeem them earlier. The exercise price and the number of shares of junior participating preferred stock or other securities issuable upon exercise of the rights are subject to adjustment from time to time to prevent dilution. We will generally be entitled to redeem the rights at $.01 per right at any time until the tenth business day, subject to extension, after a person becomes an acquiring person.

     Additionally, we are subject to Section 203 of the Delaware General Corporation Law. Section 203 of the Delaware General Corporation Law prohibits corporations from engaging in a "business combination" (as described below) with an "interested stockholder." An "interested stockholder" is defined generally to mean a person who, together with his affiliates, owns, or if the person is an affiliate of the corporation, did own within the last three years, 15% or more of the outstanding voting stock of the corporation, for a period of three years after the time of the transaction in which the person became an interested stockholder, unless:

     - prior to the time of the business combination, the board of directors approved the business combination or the transaction in which the stockholder became an interested stockholder;

     - as a result of the business combination, the interested stockholders owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

     - on or subsequent to the date of the business combination, the board of directors and the holders of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder approved the business combination.

     The Delaware General Corporation Law defines a "business combination" generally as:

     - a merger or consolidation with the interested stockholder or with any other corporation if the merger or consolidation is caused by the interested stockholder;

     - a sale or other disposition to or with an interested stockholder of assets with an aggregate market value greater than or equal to 10% or more of either the aggregate market value of all assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation;

     - with certain exceptions, any transaction resulting in the issuance or transfer by the corporation or any majority-owned subsidiary of any stock of the corporation or the subsidiary to the interested stockholder;

     - any transaction involving the corporation or a majority-owned subsidiary that has the effect of increasing the proportionate share of the stock of the corporation or the subsidiary owned by the interested stockholder; or

     - any receipt by the interested stockholder of the benefit of any loans or other financial benefits provided by the corporation or any majority-owned subsidiary.

     Section 203 of the Delaware General Corporation Law applies only to Delaware corporations that have securities traded on a national securities exchange, authorized for quotation on the National Market System of the Nasdaq Stock Market, Inc. or held of record by more than 2,000 stockholders.

     Our restated certificate of incorporation contains a provision similar to
Section 203 of the Delaware General Corporation Law, except that it requires a higher percentage of all stockholders voting as a class to approve a business combination, it prohibits business combinations with interested stockholders for only two years and it contains what is generally referred to as a "fair price provision." Our restated certificate of incorporation requires the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock entitled to vote on matters submitted to stockholders generally, voting together as a single class, to approve a business combination involving us or a subsidiary and any interested stockholder or affiliate of an interested stockholder, unless either:

     - the business combination does not involve the payment of consideration to the holders of our capital stock and is approved by a majority of disinterested directors; or

     - the business combination is approved by a majority of disinterested directors, the stockholders receive a "fair price" for their securities and certain other procedural requirements are met.

     Our restated certificate of incorporation provides that this provision may not be repealed or amended in any respect except by the affirmative vote of the holders of not less than 75% of the outstanding shares of capital stock entitled to vote generally in the election of our directors. A "business combination" is defined generally in our restated certificate of incorporation as:

     - our merger or consolidation with any interested stockholder or any company affiliated with an interested stockholder;

     - any sale or other disposition or any loan, advance or guarantee, agreement to purchase, agreement to pay, extension of credit or other arrangement for the benefit of an interested stockholder involving any of our assets, securities or commitments having an aggregate fair market value of $2,500,000 or more or constituting 5% of the book value of the total assets or 5% of the stockholders' equity;

     - the adoption of any plan or proposal for our liquidation or dissolution or for any amendment to our bylaws; or

     - any reclassification or recapitalization that has the effect of increasing the proportionate share of any class or series of capital stock, or any security convertible into capital stock, that is beneficially owned by an interested stockholder.

     An "interested stockholder" is defined in our restated certificate of incorporation generally as any person, other than us or any subsidiary of ours, who has announced or publicly disclosed a plan or intention to become the beneficial owner of 20% or more of our outstanding voting stock or is an affiliate of ours and at any time within the two years prior to the date in question was the beneficial owner of 20% or more of our outstanding voting stock.

     Our restated certificate of incorporation contains certain other provisions that may delay, defer or prevent a tender offer or takeover attempt. Our restated certificate of incorporation provides that our board of directors is divided into three classes that are elected for staggered three-year terms and that our stockholders may only remove a director for cause. Our restated certificate of incorporation further provides that our stockholders may not take any action by written consent.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is First Chicago Trust Company of New York.

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

                         DESCRIPTION OF DEBT SECURITIES

     We may offer debt securities that will be issued pursuant to an indenture, dated as of September 8, 1997, between us and The Bank of New York, as trustee. We may supplement the indenture by supplemental indentures in order to issue new debt securities, change the provisions of the indenture or alter previously issued debt securities. The following is a summary of certain provisions of the indenture and does not contain all of the information that may be important to you. You should read all provisions of the indenture carefully, including the definitions of terms, before you decide to invest in the debt securities. If we refer to particular sections or defined terms of the indenture, we mean to incorporate by reference those sections or defined terms of the indenture. We filed a copy of the indenture as Exhibit 4.1 to our Registration Statement on Form S-3 dated August 22, 1997 (Registration No. 333-34249). See "Where You Can Find More Information."

GENERAL

     The debt securities will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness. We issued $150,000,000 in aggregate principal amount of 7% senior notes due 2007 on September 16, 1997 under the indenture.

     The indenture does not limit the amount of debt securities that we may issue. We may issue the debt securities in one or more series with the same or various maturities, at par, at a premium, or with an original issue discount. The prospectus supplement will set forth the initial offering price, the aggregate principal amount and the following terms of the debt securities:

     - the title;

     - any limit on the aggregate principal amount of a particular series;

     - the date or dates that principal is payable;

     - the rate or rates of interest and, if applicable, the method used to determine the rate or rates of interest, if any, the date or dates from which interest will accrue, the dates that interest will be payable and the record date for the payment of interest;

     - the place or places where principal and interest will be payable;

     - the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities may be redeemed, in whole or in part, at our option;

     - our obligation, if any, to redeem, repurchase or repay the debt securities pursuant to any sinking fund or similar provisions or at the option of a holder thereof and the period, price and terms and conditions for redemption, repurchase or repayment;

     - the provisions, if any, for the defeasance of the debt securities;

     - the denominations, if other than denominations of $1,000 and any integral multiple thereof;

     - the amount of principal that will be payable upon acceleration, if other than the entire principal amount;

     - the currency of denomination;

     - the designation of the currency or currencies in which payment of principal and interest will be made;

     - if payments of principal or interest are to be made in a currency other than the denominated currency, how the exchange rate will be determined;

     - how the payments of principal or interest will be determined if by reference to an index based on a currency or currencies other than originally denominated or by reference to a commodity, commodity index, stock exchange index or financial index;

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

     - any addition to or change in the events of default or covenants with respect to the debt securities; and

     - any other terms that will not be inconsistent with the provisions of the indenture.

FORM, EXCHANGE, REGISTRATION AND TRANSFER; PAYMENT; BOOK-ENTRY

     We will issue the debt securities in registered form. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

     Debt securities of any series will be exchangeable for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations in accordance with the indenture. Holders may present debt securities for registration of transfer at the office of the registrar. The registrar will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

     We will appoint the trustee under the indenture as registrar for our debt securities issued under that indenture. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for any series of debt securities.

     Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee or any paying agent we designate. At our option, we may make payments by check mailed to the holder's registered address or by wire transfer for global debt securities. Unless we inform you otherwise in a prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

     Unless we inform you otherwise in a prospectus supplement, the trustee under the indenture will be designated as our paying agent for payments on debt securities issued under the indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

     In most cases, the trustee and paying agent will repay to us upon written request any funds held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment.

     We may issue debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

NO PROTECTION IN THE EVENT OF A CHANGE OF CONTROL

     Unless otherwise set forth in the prospectus supplement, the debt securities will not contain any provisions that protect the holders of the debt securities in the event of a change of control of us or in the event of a highly leveraged transaction, whether or not such transaction results in a change of control of us.

CERTAIN COVENANTS

     The indenture does not contain any restrictions on our payment of dividends or any financial covenants. The indenture does not contain provisions that would afford holders of the debt securities protection in the event of a transfer of assets to a Subsidiary and incurrence of unsecured debt by that Subsidiary, or in the event of a decline in our credit quality resulting from highly leveraged or other similar transactions involving us.

     Limitation on Indebtedness Secured by a Lien. The indenture provides that neither we nor any Subsidiary will create, assume, guarantee or suffer to exist any Indebtedness secured by any lien, pledge, mortgage, security interest, conditional sale or other title retention agreement or other similar encumbrance ("Lien") on any Principal Property unless we secure or cause our Subsidiary to secure the debt securities equally and ratably with, or prior to, the secured Indebtedness. This restriction will not apply to Indebtedness secured by:

     - Liens on any Principal Property of any Person that exists prior to the time (A) that Person becomes a Subsidiary, (B) that Person merges into or consolidates with a Subsidiary or (C) a Subsidiary merges into or consolidates with that Person in a transaction in which that Person becomes a Subsidiary, provided that the Liens were not created in anticipation of or in connection with any transaction described in clauses (A), (B) or (C);

     - Liens in favor of us or a Subsidiary;

     - Liens on any Principal Property in favor of the United States of America or any state or political subdivision of the United States, or in favor of any other country or any political subdivision of any other country, to secure payment under any contract or statute or to secure any Indebtedness incurred for the purpose of financing all or part of the purchase price or the cost of construction or improvement of the Principal Property subject to those Liens;

     - Liens on any Principal Property subsequently acquired by us or any Subsidiary, contemporaneously with the acquisition of the Principal Property or within 180 days after that acquisition, to secure or provide for the payment of any part of the purchase price, construction or improvement of the Principal Property, or Liens assumed by us or any Subsidiary upon any Principal Property subsequently acquired by us or any Subsidiary that existed at the time of the acquisition of the Principal Property, provided that the amount of any Indebtedness secured by any Lien created or assumed does not exceed the cost to us or our Subsidiary, as the case may be, of the Principal Property covered by that Lien;

     - Liens existing on the date of issuance of the first series of debt securities;

     - Liens representing the extension, renewal or refunding of any Lien referred to in the preceding clauses and the Indebtedness secured by those Liens;

     - Liens for taxes and governmental charges not yet due or that are being contested in good faith;

     - pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements; and

     - any other Lien, so long as the aggregate of all Indebtedness secured by such Liens and the aggregate Value of the Sale and Lease-Back Transactions in existence at that time, not including those in connection with which we have voluntarily retired funded Indebtedness as provided in the indenture, does not exceed 10% of the Consolidated Net Tangible Assets of us and our Subsidiaries. (Indenture Section 10.7).

     Limitation on Sale and Lease-Back Transactions. The indenture provides that neither we nor any Subsidiary will enter into any Sale and Lease-Back Transaction with respect to any Principal Property unless either:

     - we or the Subsidiary would be entitled, under our covenant relating to "Limitation on Indebtedness Secured by a Lien," to create, assume, guarantee or suffer Indebtedness secured by a Lien under any provision of the first five clauses in the preceding paragraph or to incur Indebtedness in a principal amount equal to or exceeding the Value of the Sale and Lease-Back Transaction secured by a Lien on the property to be leased without equally and ratably securing the securities; or

     - we or any Subsidiary, within 120 days after the effective date of the transaction, apply an amount equal to the greater of (x) the net proceeds of the sale of the property subject to the Sale and Lease-Back Transaction and (y) the Value of the Sale and Lease-Back Transaction, to the voluntary retirement of our Indebtedness, which may include the debt securities. (Indenture Section 10.8).

CERTAIN DEFINITIONS

     "Capital Stock" is defined in the indenture to mean any and all shares, interests, participations or other equivalents in the equity interest in any Person and any rights (other than debt securities convertible into an equity interest), warrants or options to subscribe for or to acquire an equity interest in such Person.

     "Consolidated Net Tangible Assets" is defined in the indenture to mean total consolidated assets of us and our Subsidiaries, less (i) current liabilities of us and our Subsidiaries, and (ii) the net book amount of all intangible assets of us and our Subsidiaries.

     "Consolidated Subsidiary" is defined in the indenture to mean at any date any Subsidiary the accounts of which are consolidated with ours for financial reporting purposes.

     "Indebtedness" is defined in the indenture to mean (i) long-term liabilities representing borrowed money or purchase money obligations as shown on the liability side of a balance sheet, other than liabilities evidenced by obligations under leases, (ii) indebtedness secured by any Lien existing on property owned subject to that Lien, whether or not the secured indebtedness has been assumed and (iii) contingent obligations in respect of, or to purchase or otherwise acquire, any indebtedness of others described in the foregoing clauses
(i) or (ii) above, including guarantees and endorsements, other than for purposes of collection in the ordinary course of business of any indebtedness.

     "Person" is defined in the indenture to mean any individual, corporation, partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or any other entity.

     "Principal Property" is defined in the indenture to mean any manufacturing plant, processing plant or any mining facility or property owned or leased by us or any Subsidiary, any Capital Stock or Indebtedness of a Subsidiary or any other property or right owned by or granted to us or any Subsidiary and used or held for use in any of the principal businesses conducted by us or any Subsidiary, except for any such property or right which, in the opinion of our board of directors as set forth in a board resolution adopted in good faith, is not material to the total business conducted by us and our Subsidiaries considered as one enterprise.

     "Sale and Lease-Back Transaction" is defined in the indenture to mean the leasing by us or a Subsidiary for a period of more than three years of any Principal Property that has been sold or is to be sold or transferred by us or any Subsidiary to any party, other than us or a Subsidiary.

     "Significant Subsidiary" is defined in the indenture to mean any Subsidiary
(i) which, as of the close of our fiscal year immediately preceding the date of determination, contributed more than 10% of the consolidated net operating revenues of us and our consolidated Subsidiaries for such year or (ii) the total net tangible assets of which as of the close of such immediately preceding fiscal year exceeded 10% of the Consolidated Net Tangible Assets.

     "Subsidiary" of a Person is defined in the indenture to mean (i) a corporation, a majority of whose Voting Stock is at the time, directly or indirectly, owned by that Person, by one or more subsidiaries of that Person or by that Person and one or more subsidiaries of that Person, (ii) a partnership in which that Person or a subsidiary of that Person is, at the date of determination, a general or limited partner of that partnership, but only if that Person or its subsidiary is entitled to receive more than 50% of the assets of that partnership upon its dissolution, or (iii) any other Person, other than a corporation or partnership, in which that Person, directly or indirectly, at the date of determination, has (a) at least a majority ownership interest or (b) the power to elect or direct the election of a majority of the directors or other governing body of that Person.

     "Value" is defined in the indenture to mean, with respect to any Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) the net proceeds of the sale or transfer of the property leased pursuant to the Sale and Lease-Back Transaction and (ii) the fair value in the opinion of the board of directors of the property at the time of entering into the Sale and Lease-Back Transaction, subject to adjustment at any particular time for the length of the remaining initial lease term.

     "Voting Stock" is defined in the indenture to mean all classes of Capital Stock of a Person then outstanding normally entitled to vote in elections of directors or Persons performing similar functions, whether at all times or only so long as no senior class of stock has voting power by reason of any contingency.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The indenture provides that we may not consolidate with or merge into any other corporation, or convey, transfer or lease our properties and assets substantially as an entirety to any other party, unless, among other things:

     - the corporation formed by consolidation or into which we merge or the party that acquires by conveyance or transfer, or that leases our properties and assets substantially as an entirety, is organized and existing under the laws of the United States, any state of the United States or the District of Columbia and expressly assumes our obligations on the debt securities and under the indenture by means of an indenture supplemental to the indenture; and

     - immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing. (Indenture
       Section 8.1).

EVENTS OF DEFAULT

     The following are events of default under the indenture with respect to debt securities of any series:

     - default for 30 days in the payment of any interest on the debt securities of such series;

     - default in the payment of the principal of or premium, if any, on the debt securities of such series when due either at maturity or upon acceleration, redemption or otherwise;

     - default in the deposit of any sinking fund payment, when and as due by the terms of a debt security of such series;

     - default in the performance of any other of the covenants or warranties in the indenture applicable to us that shall not have been remedied for a period of 60 days after notice of default; and

     - the bankruptcy, insolvency or reorganization of us or any Significant Subsidiary. (Indenture Section 5.1).

     Within 90 days after the occurrence of any default under the indenture, the trustee is required to notify the holders of the debt securities of the default unless, in the case of any default other than a default in the payment of principal of or premium, if any, or interest on any series of debt securities, a trust committee of the board of directors or responsible officers of the trustee in good faith considers it in the interest of the holders of the debt securities not to do so.

     The indenture provides that if an event of default, other than an event of bankruptcy, insolvency or reorganization of us or any Significant Subsidiary, shall have occurred and be continuing with respect to any series of debt securities, either the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding may declare the entire principal and accrued interest of the debt securities of such series to be due and payable immediately. If an event of bankruptcy, insolvency or reorganization of us or any Significant Subsidiary occurs, the principal amount shall automatically, and without any declaration or other action on the part of the trustee or any holder, become immediately due and payable. Any time after acceleration of the debt securities of any series has been made, but before a judgment or decree for the payment of money based on such acceleration has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of such series, may, under certain circumstances, rescind and annul the acceleration. The holders of at least a majority in principal amount of the outstanding debt securities of any series may waive any past defaults under the indenture with respect to such series of debt securities, except defaults in payment of principal of or premium, if any, or interest on the debt securities of such series or provisions that may not be modified or amended without the consent of the holders of all outstanding debt securities of such series.

     We are required to furnish to the trustee annually a statement as to our performance of our covenants and agreements under the indenture.

     Subject to certain conditions set forth in the indenture, the holders of a majority in principal amount of the then outstanding debt securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee under the indenture in respect of the debt securities of such series. No holder of any debt securities of any series shall have any right to cause the trustee to institute any proceedings, judicial or otherwise, with respect to the indenture or any remedy thereunder unless, among other things, the holder or holders of debt securities of such series shall have offered to the trustee reasonable indemnity against costs, expenses and liabilities relating to such proceedings.

     The indenture provides that, in determining whether the holders of the requisite aggregate principal amount of the outstanding debt securities of any series have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action thereunder as of any date, debt securities of such series owned by us or any affiliate of ours shall be disregarded and deemed not to be outstanding. In determining whether the trustee shall be protected in relying upon any request, demand, authorization, direction, notice, consent, waiver or other action, only debt securities that a responsible officer of the trustee actually knows to be so owned shall be so disregarded. Debt securities that have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee's right so to act with respect to those debt securities and that the pledgee is not us or any affiliate of ours.

MODIFICATION OF THE INDENTURE

     The indenture provides that we, along with the trustee, may, without the consent of the holders, modify or amend the indenture in order to:

     - evidence the succession of another corporation to us and the assumption by any successor corporation of our covenants in the indenture and in the debt securities;

     - add to our covenants, agreements and obligations for the benefit of the holders of the debt securities;

     - add any additional events of default to the indenture;

     - add to or change any of the provisions of the indenture necessary to permit the issuance of the debt securities in bearer form, registrable as to principal, and with or without interest coupons;

     - evidence and provide for the acceptance of appointment under the indenture by a successor trustee; or

     - cure any ambiguity, or correct or supplement any provision of the indenture that may be inconsistent with any other provision of the indenture, provided the action does not adversely affect the interest of the holders of the debt securities. (Indenture Section 9.1).

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

     We, along with the trustee, may modify or amend the indenture with the consent of the holders of at least a majority in aggregate principal amount of each series of the debt securities affected by the modification or amendment, except that no modification or amendment may, without the consent of the holders of all then outstanding series of debt securities:

     - change the due date of the principal of, or any installment of principal of or interest on, any debt securities of any series;

     - reduce the principal amount of, or rate of interest on, or any premium payable on redemption of, any debt securities of any series;

     - reduce the principal amount of any debt securities of any series payable upon acceleration of the maturity of any debt securities;

     - change the place or the currency of payment of principal of, or any premium or interest on, any debt securities of any series;

     - impair the right to institute suit for the enforcement of any payment on or with respect to any debt securities of any series on or after the due date thereof;

     - reduce the percentage in principal amount of debt securities of any series then outstanding, the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

     - modify certain provisions of the indenture regarding the amendment or modification of, or waiver with respect to, any provision of the indenture or the debt securities of any series. (Indenture Section 9.2).

DISCHARGE OF THE INDENTURE

     The indenture shall, upon our written request or order, cease to be of further effect, except as to any surviving rights of registration of transfer or exchange of debt securities expressly provided for in the debt securities, when:

     - either (A) all debt securities authenticated and delivered, other than
       (1) debt securities that have been destroyed, lost or stolen and that have been replaced or paid and (2) debt securities for whose payment money has been deposited in trust or segregated and held in trust by us and then repaid or discharged from the trust, have been delivered to the trustee for cancellation or (B) all the debt securities not delivered to the trustee for cancellation (1) have become due and payable, (2) will become due and payable at their stated maturity within one year or (3) are to be called for redemption within one year under arrangements satisfactory to the trustee, and we, in the case of (B)(1), (2) or (3), have deposited or caused to be deposited with the trustee, an amount in dollars sufficient to pay and discharge the entire indebtedness on the debt securities not delivered to the trustee for cancellation, for principal and premium, if any, and interest to the date of the deposit, in the case of debt securities that have become due and payable, or to the stated maturity or redemption date, as the case may be;

     - we have paid or caused to be paid all other sums payable by us under the indenture; and

     - we have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for in the indenture relating to the satisfaction and discharge of the indenture have been complied with. (Indenture Section 4.1).

DEFEASANCE AND COVENANT DEFEASANCE

     Defeasance and Discharge. The indenture provides that we will be discharged from all our obligations with respect to the debt securities of any series, except for certain obligations to exchange or register the transfer of the debt securities of such series, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust, upon the deposit in trust for the benefit of the holders of the debt securities of such series of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal of and any premium and interest on the debt securities of such series on the stated maturities in accordance with the terms of the indenture and the debt securities. This defeasance or discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities of such series will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge, and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred, accompanied by a ruling to that effect received from or published by the Internal Revenue Service. (Indenture Section 13.2).

     Defeasance of Certain Covenants. The indenture provides that we may omit to comply with some of the restrictive covenants described under the captions "Certain Covenants -- Limitation on Indebtedness Secured by a Lien" and "Certain Covenants -- Limitation on Sale and Lease-Back Transactions" above, and that the omission will be deemed not to be or result in an event of default in each case with respect to each series of debt securities. In order to do so, we will have to deposit, in trust for the benefit of the holders of the debt securities, money or U.S. government obligations, or both, which through the payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay any installment of the principal of and any premium and interest on the debt securities on the stated maturities in accordance with the terms of the indenture and the debt securities. We will also have to, among other things, deliver to the trustee an opinion of counsel to the effect that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of the deposit and defeasance of the obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred. In the event we exercise this option with respect to the debt securities and the debt securities are declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations deposited in trust will be sufficient to pay amounts due on the debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities upon any acceleration resulting from the event of default. In that case, we will remain liable for the payments.

THE TRUSTEE

     The Bank of New York is the trustee under the indenture. Its address is 101 Barclay Street 12W, New York, New York 10286. We have also appointed the trustee as the initial registrar and as the initial paying agent under the indenture.

     The indenture contains limitations on the right of the trustee, should it become a creditor of ours, to obtain payment of claims in some cases, or to realize on property received in respect of any claim as security or otherwise. In the event the trustee acquires any conflicting interest, as defined in the Trust Indenture Act of 1939, however, it must eliminate the conflict or resign.

     We maintain a banking relationship in the ordinary course of business with an affiliate of the trustee.

GOVERNING LAW

     The indenture is, and the debt securities will be, governed by, and construed in accordance with, the internal laws of the State of New York, except as may otherwise be required by mandatory provisions of law, without regard to conflicts of laws principles thereof.

                              DESCRIPTION OF UNITS

     We may offer units consisting of common stock and debt securities. We may issue the units as, and for the period of time specified in the units, the units may be transferable as, a single security only, as distinguished from the separate constituent securities comprising the units. Any units will be offered pursuant to a prospectus supplement that will:

     - identify and designate the title of any series of units;

     - identify and describe the separate constituent securities comprising the units;

     - set forth the price or prices at which the units will be issued;

     - describe, if applicable, the date on and after which the constituent securities comprising the units will become separately transferable;

     - provide information with respect to book-entry procedures, if any;

     - discuss applicable United States federal income tax considerations relating to the units; and

     - set forth any other terms of the units and their constituent securities.

                              PLAN OF DISTRIBUTION

     We may sell the securities:

     - through underwriters or dealers;

     - directly to one or more purchasers; or

     - through agents.

     If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The obligations of the underwriters to purchase securities will be subject to various conditions. The underwriters will be obligated to purchase all the securities of the series offered by a prospectus supplement, if any of the securities are purchased. The underwriters may change from time-to-time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include over allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

     We may also sell securities directly or through agents designated by us. Unless indicated in the prospectus supplement, any agent is acting on a reasonable efforts basis for the period of its appointment.

     In connection with distributions of common stock or otherwise, we may enter into hedging transactions with broker-dealers in connection with which the broker-dealers may sell common stock registered under the registration statement of which this prospectus is a part in the course of hedging through short sales the positions they assume with us.

     We may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase securities providing for payment and delivery on a future date specified in the prospectus supplement. Jurisdictional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and other institutions as may be approved by us. The obligations of any purchasers under delayed delivery and payment arrangements will not be subject to any conditions except that the purchase by an institution of the securities shall not at delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject. Underwriters will not have any responsibility for the validity of these arrangements or the performance by us or the institutional investors.

     Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions, under the Securities Act. Under agreements that we may enter into, underwriters, dealers and agents who participate in the distribution of the securities may be entitled to indemnification by us against civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

     The securities we offer under this prospectus and applicable prospectus supplements may or may not be listed on a national securities exchange or a foreign securities exchange (other than our common stock, which is listed on the New York Stock Exchange and the Pacific Stock Exchange). Any common stock sold under a prospectus supplement will be listed on the New York Stock Exchange and the Pacific Stock Exchange, subject to official notice of issuance. Any underwriters to whom we sell securities for public offering and sale may make a market in those securities, but the underwriters will not be obligated to do so and may discontinue any market making activities at any time without notice. No assurances can be given that there will be an active trading market for the securities.

                                 LEGAL MATTERS

     Unless otherwise specified in a prospectus supplement relating to a specific series of securities, Gardere Wynne Sewell LLP, 1000 Louisiana, Suite 3400, Houston, Texas 77002, will pass upon the validity of the securities offered under this prospectus. Any underwriter will be advised concerning other issues relating to any offering by their own counsel.

                                    EXPERTS

     The consolidated financial statements and schedule as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

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

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                                  $250,000,000

                                     [LOGO]

                           SMITH INTERNATIONAL, INC.

                                % SENIOR NOTES DUE 2011

                       ----------------------------------

                             PROSPECTUS SUPPLEMENT
                       ----------------------------------

                              MERRILL LYNCH & CO.

                                   JP MORGAN

                           MORGAN STANLEY DEAN WITTER

                               FEBRUARY   , 2001

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